Exhibit 12.01

NSP-WISCONSIN AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Year Ended Dec. 31
	2017	2016	2015	2014	2013
Earnings, as defined:
Pretax income	$123,588	$112,037	$118,874	$113,045	$95,877
Add: Fixed charges	35,431	34,849	33,073	29,686	28,325
Total earnings, as defined	$159,019	$146,886	$151,947	$142,731	$124,202
Fixed charges, as defined:
Interest charges	$35,040	$34,452	$32,731	$29,273	$27,797
Interest component of leases	391	397	342	413	528
Total fixed charges, as defined	$35,431	$34,849	$33,073	$29,686	$28,325
Ratio of earnings to fixed charges	4.5	4.2	4.6	4.8	4.4